Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291595

AMENDMENT NO. 2 (To prospectus supplement dated December 19, 2025, as amended on January 16, 2026 and accompanying prospectus dated December 11, 2025)

Up to $50,000,000

HYPERSCALE DATA, INC.

Shares of Common Stock

This prospectus supplement cancels and supersedes our prospectus supplement, dated December 19, 2025 as amended on January 16, 2026, related to the amended and restated At-The-Market Issuance Sales Agreement, dated January 16, 2026 (the “Sales Agreement”), with Spartan Capital Securities, LLC, as lead sales agent (the “Agent”) and Wilson-Davis & Co., Inc., as an additional sales agent, as previously disclosed in our Form 8-K filed with the Securities and Exchange Commission on January 16, 2026, and should be read together with the accompanying prospectus dated December 11, 2025.

Between December 19, 2025, the date of the original At-The-Market Issuance Sales Agreement, which was superseded by the Sales Agreement, and May 27, 2026, we sold an aggregate of 137,623,885 shares of our class A common stock, $0.001 par value per share (“Common Stock”) for aggregate gross proceeds of approximately $24.7 million pursuant to the Sales Agreement. On May 27, 2026, we notified the Agent that we are terminating the Sales Agreement, which termination is effective as of June 8, 2026, pursuant to the terms of the Sales Agreement, and have immediately suspended all future offers and sales of our Common Stock under the Sales Agreement until such time as the termination is effective.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 28, 2026.